FOR IMMEDIATE RELEASE: May 6, 2013	PR 13-10

Atna Increases Productivity at its Pinson Mine

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to provide an update on operations at its Pinson Gold Mine, located near Winnemucca, Nevada. Atna's primary focus for 2013 is to accelerate development of the Pinson Mine. This effort has been successful and up to one year of ore supply can now be accessed from the currently developed spiral. As a result, a focus on ore mining will be balanced with future development requirements.

"During the First Quarter of 2013, Atna invested in development activities at Pinson. These activities were directed toward improving the availability of developed mineable reserves to increase gold production and revenues. This initial development of the upper ore zone areas is nearing completion. Almost a year of future production containing over 90,000 ounces of gold has been developed, which should yield significant immediate benefits. An additional focus has been to accelerate the shipment of sulfide ore inventories by entering into a additional process agreement with Veris Gold,” states James Hesketh, President & CEO.

A total of 1,339 feet of mine development was completed in First Quarter 2013 at Pinson, a 109% increase over the Fourth Quarter 2012. Development in the month of April totaled 834 feet or 62% of total First Quarter development. Development activities were accelerated to provide new ore mining areas. Ore is currently being mined from three active stope blocks in the Ogee (“OG”) zone while five additional stopes in the OG, Range Front (“RF”) and Adams Peak (“AP”), are currently under development. Access drifts are being driven at approximately 70-foot intervals into the OG, RF and AP zones from the spiral, which will allow ore mining from stope blocks in all three ore zones simultaneously. An internal ventilation raise is being constructed to connect the 4590 level of the mine to upper levels in the mine. These activities will accelerate ore mining and improve cash flow generation from Pinson.

In March of 2013, Atna signed a process agreement with Veris Gold to process ores at their Jerritt Canyon roaster facilities. This agreement will allow Pinson to process both sulfide and mixed ores in minimum process lots of 5,000 tons, allowing a smoother cash flow profile for the Company. Ore shipments to Jerritt Canyon commenced in April and approximately 8,000 to 10,000 tons of ore is to be processed at the plant in early May. An additional lot of over 3,000 tons of oxide ores will ship to the Twin Creeks plant in May.

Production in First Quarter 2013 from Pinson was 9,896 tons of ore containing approximately 2,735 ounces of gold. This was entirely from the OG zone and includes some low-grade ore mined while developing the drives and accesses. Top-cut ore mining is expected to commence in May from the AP and RF zones. Pinson sold approximately 8,345 tons of oxide ore to Newmont's Twin Creeks Mill in March 2013, from which 1,242 ounces of gold was recovered. Sulfide and mixed oxide sulfide ores have been stockpiled. Ore production has been below target due to an usually cold winter which adversely affected mine development, limiting the number of ore mining stopes available. This shortfall was accounted for in the production guidance provided in Atna's year end 2012 MD&A. Production should increase dramatically in second quarter 2013 when the larger RF and AP zones are brought into production with multiple working faces.

This press release was prepared under the supervision and review of Daniel Saint Don, V.P. and Chief Operating Officer of Atna, a Professional Engineer in the province of Ontario and a Qualified Person, as defined in NI 43-101, who has verified the authenticity and validity of the information contained within this news release.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Pinson Mine operations, operating risks, cash flow, gold production, operating costs, permits and other factors related to achieving forward looking gold production, operating cost and debt service forecasts. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com